Exhibit 99.2

PrEss release

WiLAN and Motion Computing Renew Wireless Technology License Agreement

OTTAWA, Canada – August 7, 2014 – Top licensing company, Wi-LAN Inc. (“WiLAN”) (TSX:WIN) (NASD:WILN), today announced that Motion Computing, Inc. (“Motion”) and WiLAN have signed a patent license renewal agreement pursuant to which Motion receives a multi-year running royalty license to certain wireless technologies. Terms of the renewal agreement are confidential.

WiLAN first signed a patent license agreement with Motion in the first quarter of 2008.

Headquartered in Austin, Texas, USA, Motion Computing is a global leader in integrated mobile technologies for vertical markets including utilities, healthcare, construction, public safety, and retail. With a complete lineup of ruggedized tablet PCs, accessories, software and wireless infrastructure, Motion empowers mobile workers at the point of service.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 285 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “multi-year running royalty license” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, , current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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PrEss release

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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